UR-ENERGY INC.

Voting Results
(Section 11.3 of National Instrument 51-102)

This report describes the matters voted upon and the outcome of the votes at the Annual and Special Meeting of Shareholders of Ur-Energy Inc. (the "Corporation" or "Ur-Energy") held on Friday, May 18, 2007.

Matter	Outcome of Vote

1. Appointment of Auditors

PricewaterhouseCoopers LLP were reappointed as auditors of the Corporation to hold office until the next annual meeting of Shareholders or until their successors are appointed, and the directors were authorized to fix the remuneration of the auditors.	Carried by a majority of votes on a show of hands of the 9,191,433 votes represented in person and by proxy voting for the appointment of the auditors. 2,050 votes were withheld.

2. Election of Directors

The following nominees were elected as Directors of the Corporation to hold office until the next annual meeting or until their successors are elected or appointed:	Carried by a majority of votes on a show of hands of the 4,569,303 votes represented in person and by proxy voting for the election of the nominated directors. 4,624,180 votes were withheld.

Robert Boaz W. William Boberg James Franklin Jeffrey Klenda Paul Macdonell Gary Huber

3. By-Law Resolution

A resolution confirming the Corporation’s By-Law No. 1 was passed.	Carried by a majority of the votes on a ballot with 51% of the 9,191,433 votes represented in person and by proxy voting for the confirmation of by-law resolution.

4. Articles Resolution

A special resolution authorizing an amendment to the articles of the Corporation to permit the Corporation to hold shareholder meetings at any place in Canada and the United States, as the directors in their discretion decide from time to	Carried by at least two-thirds of the votes on a show of hands with 99.9% of the 9,191,433 votes represented in person and

time.	by proxy voting for the continuance resolution.

Denver, Colorado, May 29, 2007

UR-ENERGY INC.

By: (signed) “Paul G. Goss”

Paul G. Goss
Secretary, Ur-Energy Inc.